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Maceo Greenberg

Media Specialist

Greater Los Angeles Area

Connect   **Message**   More...

Pulp Digital Productions

 **California State University-Long Beach**

 **See contact info**

 386 connections

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Experience

Writer/Director/Producer

Pulp Digital Productions

Jan 2012 – Present · 7 yrs 3 mos

Los Angeles, CA

Founder and high-concept video writer/director/producer at Pulp Digital Productions. 2014 showreel can be viewed here: https://vimeo.com/90091211

Music Video, Commercial, TV and Web content creator for many projects. Here are some work examples:

Music video: http://pulpdigitalproductions.com/2013/?cat=7

... See more

 Pulp Digital Productions 2014...    Pulp Digital Productions | Los...



Project Manager

Deluxe Entertainment Services Group

Dec 2012 – Jun 2017 · 4 yrs 7 mos

Project management and delivery oversight for UFC, WB, NBC, NHL, Hearst, Latter Day Saints and a host of other clients.

*Adept at building strong client relationships and maintaining a high level of custo... See more



Lead Media Operator/Post-Production Manager

Deluxe Entertainment Services Group

2010 – 2012 · 2 yrs

MediaRecall, a member of the Deluxe Entertainment Services Group, is a digital media services and technology development firm specializing in encoding, metadata creation, digital asset management platforms and monetization services for enterprise-scale owners of video, audio and photographic content.... See more

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Education

 **California State University-Long Beach**

BA, Film and Electronic Arts, Magna Cum Laude

 

Kodak Assistance Award. The PNFG Grant is awarded to independent filmmakers who are selected after a stringent Panavision proposal process. Recipient of the Roger Herald Filmmaker Scholarship. This scholarship is awarded to filmmakers who are committed to creative, avant-garde cinema.



California State University-Long Beach
BA, Creative Writing, Magna Cum Laude
2002 – 2007

Skills & Endorsements

Video · 26
Ryan Bates and 25 connections have given endorsements for this skill

Television · 26
Endorsed by **2 of Maceo's colleagues** at Deluxe Entertainment Services Group

Post Production · 17
Dain Bedford-Pugh and 16 connections have given endorsements for this skill

Show more ⌄

Recommendations

Received (2)   Given (2)

Naz Pethani
Entrepreneurial Technology Leader and SVP, Product Strategy
July 4, 2016, Naz managed Maceo directly

Maceo is a top-notch Project Manager who has done an exceptional job managing many difficult and challenging projects for Deluxe. His ability to drive execution of projects, remove roadblocks and keep making progress is second only his to his relationship building and influencing abilities; team m... **See more**

Dan Glasser
Stealth Start Up
July 2, 2016, Dan was senior to Maceo but didn't manage directly

Maceo is a very organized, highly detailed project manager with exceptional client/relationship management skills. In the three years that Maceo worked in my organization his responsibilities were consistantly increased and he was promoted aggressively. I regularly received feedback from clients and collegu... **See more**







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